Integrated Management Information, Inc.
                                 221 Wilcox #A
                             Castle Rock, CO 80104

VIA FEDERAL EXPRESS

October 4, 2006

Maryse Mills-Apenteng
Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549


Dear Ms. Mills-Apenteng:

Please accept this letter as our request for acceleration of the effective date of the registration statement, file no. 333-133624, on form SB-2 amendment No. 3 filed September 20, 2006.

We request that the registration statement be declared effective as of the opening of business, Monday, October 9, 2006.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Sincerely,

                                                /s/ John Saunders
                                                John Saunders
                                                Chief Executive Officer